Exhibit (b)(4)

EXCELSIOR TAX-EXEMPT FUNDS, INC.

Amendment of By-Laws as adopted at the Regular Meeting of the Board of Directors held June 15, 2007.

RESOLVED, that Article II Section 16 of Excelsior Tax-Exempt Funds, Inc.’s By-Laws be, and hereby is, amended and restated as follows:

Section 16. Retirement. Effective July 1, 2007, each director shall retire and no longer serve as a director as of the next regular meeting of the Board held after such director attains seventy-two (72) years of age (the “Effective Date”). Resignations of directors shall be confirmed by a signed written instrument delivered to the President, Secretary, Assistant Secretary or directors on or before the Effective Date.